Exhibit 11

SCHEDULE A, dated as of July 11, 2017

This Schedule A sets forth information with respect to each sale of shares of Common Stock of the Issuer which was effected by the Reporting Persons during the past sixty days. All transactions were effected in the open market through a broker.

Shares
Trade Date	Sold	Price
7/10/2017	885	1.30
7/11/2017	1,349	1.30